Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

ACLARIS THERAPEUTICS, INC.

ACLARIS THERAPEUTICS, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Company”), does hereby certify as follows:

FIRST:                The name of the Company is Aclaris Therapeutics, Inc.

SECOND:The Company’s original Certificate of Incorporation was filed on July 13, 2012 (as amended to date, the “Certificate”).

THIRD:The Company’s Board of Directors and stockholders, acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware (“DGCL”), adopted resolutions approving the following amendment to the Certificate:

The second sentence of paragraph A of Article IV of the Certificate is deleted and replaced in its entirety with:

“The total number of shares of all classes of capital stock which the Company shall have authority to issue is four hundred ten million (410,000,000) shares, of which four hundred million (400,000,000) shares shall be Common Stock (the “Common Stock”), each having a par value of one-thousandth of one cent ($0.00001), and ten million (10,000,000) shares shall be Preferred Stock (the “Preferred Stock”), each having a par value of one-thousandth of one cent ($0.00001).”

FOURTH:All other provisions of the Certificate will remain in full force and effect.

FIFTH:              This Certificate of Amendment has been duly adopted in accordance with the provisions of Section 242 of the DGCL.

[Signature Page Follows]

IN WITNESS WHEREOF, this Certificate of Amendment to Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of the Company on June 5th, 2025.

Aclaris Therapeutics, Inc.

By:	/s/ Neal Walker
Name:	Neal Walker
Title:	Chief Executive Officer